EXHIBIT 12.1

FEDERAL EXPRESS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Nine Months Ended February 28,		Year Ended May 31,
	2014	2013	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$619	$521	$508	$1,237	$1,140	$1,059	$732
Add back:
Interest expense, net of capitalized interest	—	—	—	—	—	—	4
Portion of rent expense representative of interest factor	446	426	598	566	611	572	576

Earnings as adjusted	$1,065	$947	$1,106	$1,803	$1,751	$1,631	$1,312

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$—	$—	$—	$4
Capitalized interest	20	35	43	80	61	65	58
Portion of rent expense representative of interest factor	446	426	598	566	611	572	576

	$466	$461	$641	$646	$672	$637	$638

Ratio of Earnings to Fixed Charges	2.3	2.1	1.7	2.8	2.6	2.6	2.1